Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267601

SUPPLEMENT NO. 3, DATED NOVEMBER 30, 2022
(to the Joint Proxy Statement/Prospectus dated November 8, 2022)

This Supplement No. 3, dated November 30, 2022 (this “Supplement”), updates and supplements the joint proxy statement/prospectus dated November 8, 2022 (the “Joint Proxy Statement/Prospectus”). Shift Technologies, Inc. (“Shift”) filed the Joint Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a registration statement on Form S-4 (Registration No. 333-267601).

This Supplement is being filed by Shift with the SEC to supplement certain information contained in the Joint Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Joint Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Joint Proxy Statement/Prospectus.

This Supplement should be read in conjunction with the Joint Proxy Statement/Prospectus. The information in this Supplement modifies and supersedes, in part, the information in the Joint Proxy Statement/Prospectus. If there is any inconsistency between any information in the Joint Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

This Supplement is not complete without, and may not be utilized except in connection with, the Joint Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Joint Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 34 of the Joint Proxy Statement/Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the issuance of Shift Common Stock to be issued in the Merger or determined if the Joint Proxy Statement/Prospectus or this Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

This supplement to the Joint Proxy Statement/Prospectus is dated November 30, 2022

EXPLANATORY NOTE

As previously disclosed, on August 9, 2022, CarLotz, Inc., a Delaware corporation (the “Company,” “CarLotz,” “we” or “us”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shift Technologies, Inc., a Delaware corporation (“Shift”), and Shift Remarketing Operations, Inc., a Delaware corporation and wholly owned subsidiary of Shift (“Merger Sub”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will be merged with and into CarLotz, with CarLotz continuing as the surviving corporation and as a wholly owned subsidiary of Shift (the “Merger”). On September 26, 2022, Shift filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus regarding the Merger (the “Joint Proxy Statement/Prospectus”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on November 8, 2022 (Registration No. 333-267601). CarLotz filed the Joint Proxy Statement/Prospectus as a definitive proxy statement on Schedule 14A with the SEC on November 8, 2022.

Since the filing of the Joint Proxy Statement/Prospectus, four actions (collectively the “Merger Disclosure Actions”) have been filed in the Court of Chancery of the State of Delaware, the United States District Court for the Southern District of New York, and the United States District Court for the District of Delaware in connection with the transactions contemplated by the Merger Agreement: Sholom D. Keller v. Carlotz, Inc., et al., C.A. 2022-1006 (Del. Ch., filed Nov. 4, 2022); Derek Dorrien v. Carlotz, Inc., et al., 22-cv-9463 (S.D.N.Y., filed Nov. 4, 2022); Samuel Carlisle v. Shift Technologies, Inc., et al., 22-cv-9732 (S.D.N.Y. filed Nov. 15, 2022); and Jordan Wilson v. Shift Technologies, Inc., 22-cv-1526 (D. Del., filed Nov. 22, 2022).  The Merger Disclosure Actions, which name as defendants CarLotz, Shift, and/or the members of their respective boards of directors (the “Individual Defendants” and, together with CarLotz and Shift, the “Defendants”), variously allege that the Joint Proxy Statement/Prospectus is materially misleading, assert claims for breach of fiduciary duties and/or assert claims for violations of Section 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and seek, among other relief, a preliminary and permanent injunction, rescission, and/or damages, as well as an award of attorneys’ fees and costs.  In addition, CarLotz and Shift have together received seven letters from purported stockholders of CarLotz or Shift (the “Demand Letters”) similarly alleging that the Joint Proxy Statement/Prospectus is materially misleading.

The Defendants believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with all applicable law, that the allegations contained in the Merger Disclosure Actions and Demand Letters are without merit and that no additional disclosures are required under applicable law, and deny any alleged violations of law or any legal or equitable duty. However, in order to moot the purported stockholders’ unmeritorious disclosure claims, alleviate the costs, risks, and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, CarLotz and Shift have determined to voluntarily make the following supplemental disclosures to the Joint Proxy Statement/Prospectus, as described in this Supplement.  Nothing in this Supplement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Defendants specifically deny all allegations in the Merger Disclosure Actions and Demand Letters that any additional disclosure was or is required.

The supplemental disclosures contained herein will not affect the timing of (i) CarLotz’s Special Meeting of its stockholders, which is scheduled to be held virtually via live webcast on December 7, 2022, beginning at 11:00 a.m. Eastern Time, or (ii) Shift’s Special Meeting of its stockholders, which is scheduled to be held virtually via live webcast on December 7, 2022, beginning at 12:00 p.m. Eastern Time.

SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus filed on November 8, 2022, which should be read in its entirety. Page references in the below disclosures are to pages in the Joint Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Joint Proxy Statement/Prospectus. To the extent the following information differs from or conflicts with the information contained in the Joint Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede the respective information in the Joint Proxy Statement/Prospectus.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Background of the Merger” is amended and supplemented as follows:

The following underlined language supplements the third full paragraph of text on page 65 of the Joint Proxy Statement/Prospectus:

CarLotz’s co-founder and then-Chief Executive Officer, Mr. Michael Bor, and Mr. George Arison, co-founder and then-Chief Executive Officer of Shift, had informal discussions over the years concerning a potential business combination of the two companies. During the latter half of 2021, certain preliminary and informal discussions were also held between Messrs. Bor and Arison with their respective management teams regarding a potential business combination. To facilitate such discussions and the exchange of confidential information, the parties entered into a mutual confidentiality agreement on September 20, 2021. In the confidentiality agreement, both parties agreed to customary standstill provisions with respect to the other party’s publicly listed securities, which standstill provisions did not contain fall away provisions. The discussions involved representatives of William Blair & Company, LLC (“William Blair”) as financial advisor to CarLotz and J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), as financial advisor to Shift. The discussions focused on the potential synergies of a business combination between CarLotz and Shift. Subsequently, the discussions between CarLotz and Shift concerning a potential business combination were abandoned in December 2021 due to differing views on strategic focus, business models and relative values of CarLotz and Shift at that time. At that time under the previous CarLotz management team, Carlotz had a focus on growth in physical locations. Additionally, Carlotz had not yet developed its restructuring plan that was implemented in early summer 2022, which included slowing its geographic expansion plans. As a result, there was a lack of alignment between the parties necessary to finalize a valuation or take the next steps towards a proposed transaction.

The following underlined language supplements the third full paragraph of text on page 68 of the Joint Proxy Statement/Prospectus:

On July 19, 2022, CarLotz and Shift and representatives of their advisors, Freshfields for CarLotz and Centerview, CCM and Jenner & Block for Shift, as well as CarLotz’s former financial advisor, who had not been and was not subsequently formally retained by CarLotz in connection with the proposed transaction and was not paid a fee or otherwise compensated for any work it performed in connection therewith, held an initial meeting to discuss the proposed merger. On July 20, 2022, representatives of Freshfields and Jenner & Block held a preliminary outside counsel meeting to discuss the proposed transaction, some initial questions on the treatment of equity, reciprocal due diligence and related matters.

The following underlined language supplements the first full paragraph of text on page 77 of the Joint Proxy Statement/Prospectus:

Later on August 9, 2022, the CarLotz Board held a meeting via video conference, which was also attended by certain members of the CarLotz management team and representatives of William Blair, Freshfields and Deloitte Tax LLP and Deloitte & Touche LLP. During the meeting, the CarLotz Board discussed the final exchange ratio calculation for the proposed merger and received an update on the agreement between Shift and the relevant CarLotz Stockholders with respect to the registration rights to be provided to such stockholders. Neither Mr. Peker nor other members of the senior management team at CarLotz discussed the possibility of post-acquisition employment with Shift until after the terms of the merger agreement were agreed upon. No member of the CarLotz senior management team or of the CarLotz Board has been offered employment with Shift after the Merger closes.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of Shift’s Financial Advisor —  Standalone Shift Financial Analysis — Selected Comparable Public Companies Analysis” is amended and supplemented as follows:

The following underlined language supplements the final paragraph of text beginning on page 88 and continuing on page 89 of the Joint Proxy Statement/Prospectus:

Using publicly available information obtained from SEC filings, publicly available Wall Street research, other publicly available information and closing stock prices as of August 8, 2022, as well as the Shift Forecasts, Centerview calculated, for each selected comparable company, and for Shift, multiples including: (1) enterprise value (calculated as the market value of fully diluted common equity with outstanding options treated with the treasury stock method, plus the book value of debt (approximately $264 million in the case of Shift) and noncontrolling interests, less cash and cash equivalents (approximately $88 million in the case of Shift) including investments in marketable securities) as a multiple of 2023 calendar year estimated revenue (the “EV / revenue multiple”); and (2) enterprise value (calculated as the market value of fully diluted common equity with outstanding options treated with the treasury stock method, plus the book value of debt (approximately $264 million in the case of Shift) and noncontrolling interests, less cash and cash equivalents (approximately $88 million in the case of Shift) including investments in marketable securities) as a multiple of 2023 calendar year estimated gross profit (the “EV / gross profit multiple”). The multiples for the selected comparable companies are shown below:

The following table replaces in its entirety the first table appearing on page 89 of the Joint Proxy Statement/Prospectus:

Selected Comparable Company	Enterprise Value / 2023E Revenue	Enterprise Value / 2023E Gross Profit
Asbury Automotive Group, Inc.	0.46x	2.4x
AutoNation, Inc.	0.44x	2.3x
Carmax, Inc.	0.51x	5.0x
Carvana Co.	0.80x	6.1x
Cazoo Group Ltd	0.53x	8.0x
Group 1 Automotive, Inc.	0.34x	2.0x
Lithia Motors, Inc.	0.44x	2.6x
Penske Automotive Group, Inc.	0.39x	2.4x
Sonic Automotive, Inc.	0.27x	2.0x
Vroom, Inc.	0.31x	2.9x

25th Percentile	0.35x	2.3x
Median	0.44x	2.5x
75th Percentile	0.50x	4.5x

The following underlined language supplements the second full paragraph of text on page 89 of the Joint Proxy Statement/Prospectus:

Centerview applied the EV / revenue multiple reference range to Shift’s calendar year 2023 estimated revenue, as set forth in the Shift Forecasts, to derive a range of implied enterprise values for Shift. Centerview also applied the EV / gross profit multiple reference range to Shift’s calendar year 2023 estimated gross profit, as set forth in the Shift Forecasts, to derive a range of implied enterprise values for Shift. Centerview subtracted from each of these ranges of implied enterprise values the face value of Shift’s net debt of approximately $175 million as of June 30, 2022, as set forth in the Shift Internal Data, to derive a range of implied equity values for Shift. Centerview then divided these implied equity values by the number of fully-diluted shares of Shift Common Stock as of June 30, 2022, as set forth in the Shift Internal Data, to derive a range of implied values per share of Shift Common Stock. The results of this analysis are summarized below:

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of Shift’s Financial Advisor —  Standalone Shift Financial Analysis — Discounted Cash Flow Analysis” is amended and supplemented as follows:

The following underlined language supplements the final paragraph of text beginning on page 89 and continuing on page 90 of the Joint Proxy Statement/Prospectus:

In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of Shift reflected in the Shift Forecasts for the years ending December 31, 2022 through December 31, 2031. The terminal value of Shift at the end of the forecast period was estimated by Centerview using an exit-based EV / gross profit multiple of 2.50x to 3.00x. The unlevered free cash flows (including the terminal value) of Shift during the forecast period were discounted to present value using discount rates ranging from 15.5% to 17.5%, with this range determined based on Centerview’s analysis of Shift’s weighted average cost of capital. Based on its discounted cash flow analysis, Centerview then calculated a range of implied enterprise values of Shift. When calculating this range, Centerview added the estimated present value of future tax benefits available to Shift from net operating losses carried forward and subtracted the face value of Shift’s net debt of approximately $175 million as of June 30, 2022, in each case, as set forth in the Shift Internal Data, to derive a range of implied equity values of Shift. Centerview then divided this range of implied equity values by the number of fully-diluted shares of Shift Common Stock as of June 30, 2022, as set forth in the Shift Internal Data, to derive a range of implied values per share of Shift Common Stock of $0.65 to $2.38. Centerview then compared the results of this analysis to the closing price of shares of Shift Common Stock on August 8, 2022 of $1.53.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of Shift’s Financial Advisor —  Standalone CarLotz Financial Analysis — Selected Comparable Public Companies Analysis” is amended and supplemented as follows:

The following table replaces in its entirety the first table appearing on page 90 of the Joint Proxy Statement/Prospectus:

Selected Comparable Company	Enterprise Value / 2023E Revenue	Enterprise Value / 2023E Gross Profit
Asbury Automotive Group, Inc.	0.46x	2.4x
AutoNation, Inc.	0.44x	2.3x
Carmax, Inc.	0.51x	5.0x
Carvana Co.	0.80x	6.1x
Cazoo Group Ltd	0.53x	8.0x
Group 1 Automotive, Inc.	0.34x	2.0x
Lithia Motors, Inc.	0.44x	2.6x
Penske Automotive Group, Inc.	0.39x	2.4x
Sonic Automotive, Inc.	0.27x	2.0x
Vroom, Inc.	0.31x	2.9x

25th Percentile	0.35x	2.3x
Median	0.44x	2.5x
75th Percentile	0.50x	4.5x

The following underlined language supplements the final paragraph of text on page 90 of the Joint Proxy Statement/Prospectus:

Centerview applied the EV / revenue multiple reference range to CarLotz’s calendar year 2023 estimated revenue, as set forth in the CarLotz Forecasts, to derive a range of implied enterprise values for CarLotz. Centerview also applied the EV / gross profit multiple reference range to CarLotz’s calendar year 2023 estimated gross profit, as set forth in the CarLotz Forecasts, to derive a range of implied enterprise values for CarLotz. Centerview added to each of these ranges of implied enterprise values the value of CarLotz’s net cash and cash equivalents of approximately $113 million as of June 30, 2022, as set forth in the CarLotz Internal Data, to derive a range of implied equity values for CarLotz. Centerview then divided these implied equity values by the number of fully-diluted shares of CarLotz Common Stock as of August 8, 2022, as set forth in the CarLotz Internal Data, to derive a range of implied values per share of CarLotz Common Stock. The results of this analysis are summarized below:

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of Shift’s Financial Advisor —  Standalone CarLotz Financial Analysis — Discounted Cash Flow Analysis” is amended and supplemented as follows:

The following underlined language supplements the second full paragraph of text on page 91 of the Joint Proxy Statement/Prospectus (with deletions in strikethrough):

Centerview also performed a discounted cash flow analysis of CarLotz. In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of CarLotz ~~reflected in the CarLotz Forecasts~~ for the years ending December 31, 2022 through December 31, 2031. The unlevered free cash flows of CarLotz for the years ending December 31, 2022 through December 31, 2031 were determined by Shift management, who made adjustments to the CarLotz standalone forecast (as described in the section entitled “—CarLotz Unaudited Prospective Financial Information”) for their evaluation of the Merger.  Shift management adjusted the CarLotz standalone forecast to (i) extend the CarLotz standalone forecast out as of and for the years ending December 31, 2027 through December 31, 2031, (ii) adjust the number and scope of retail hubs of CarLotz presented in the CarLotz standalone forecast, as extended, and (iii) adjust the CarLotz standalone forecast, as extended, to among other things eliminate the effects of a planned business acquisition and planned strategic initiatives subsequently terminated by CarLotz in connection with the signing of the Merger Agreement, as further discussed in the section entitled “—CarLotz Unaudited Prospective Financial Information”. The terminal value of CarLotz at the end of the forecast period was estimated by Centerview using an exit-based EV / gross profit multiple of 2.50x to 3.00x. The unlevered free cash flows (including the terminal value) of CarLotz during the forecast period were discounted to present value using discount rates ranging from 16.5% to 18.5%, with this range determined based on Centerview’s analysis of CarLotz’s weighted average cost of capital. Based on its discounted cash flow analysis, Centerview then calculated a range of implied enterprise values of CarLotz. When calculating this range, Centerview added the estimated present value of future tax benefits available to CarLotz from net operating losses carried forward, and also added the value of CarLotz’s net cash and cash equivalents of approximately $113 million as of June 30, 2022, in each case, as set forth in the CarLotz Internal Data, to derive a range of implied equity values of CarLotz. Centerview then divided this range of implied equity values by the number of fully-diluted shares of CarLotz Common Stock as of August 8, 2022, as set forth in the CarLotz Internal Data, to derive a range of implied values per share of CarLotz Common Stock of $0.77 to $0.92. Centerview then compared the results of this analysis to the closing price of shares of CarLotz Common Stock on August 8, 2022 of $0.62.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of CarLotz’s Financial Advisor —“Selected Public Companies Analysis Summary — Implied Exchange Ratio” is amended and supplemented as follows:

The following underlined language supplements the disclosure on page 95 of the Joint Proxy Statement/Prospectus:

	CarLotz Implied Price Per Share	Shift Implied Price Per Share	Implied Exchange Ratio	Transaction Exchange Ratio
Enterprise Value / CY 2022E Revenue
Management Estimate	$1.76 - $3.97	$0.53 - $6.26	0.2808x - 7.5461x	0.6881x
Consensus Forecast	$1.55 - $3.26	$1.40 - $9.30	0.1665x - 2.3256x	0.6881x
Enterprise Value / CY 2023E Revenue
Management Estimate	$1.90 - $6.01	NMF - $4.27	0.4451x - NMF	0.6881x
Consensus Forecast	$1.33 - $3.23	$1.40 - $13.28	0.1005x - 2.3106x	0.6881x

William Blair noted that, with respect to the enterprise values implied by the CY 2022E and CY 2023E revenue multiples, the Exchange Ratio was within the range of the implied exchange ratios based upon selected public companies analysis.

The valuation multiples for each company selected by William Blair in its publicly traded companies analysis were:

Company	Enterprise Value / CY 2022E Revenue	Enterprise Value / CY 2023E Revenue
Carvana Co.	1.05x	0.86x
CarMax, Inc.	1.03x	1.01x
Vroom, Inc.	0.45x	0.45x
Shift Technologies, Inc.	0.31x	0.21x

Although William Blair compared the trading multiples of the selected public companies to those implied for CarLotz and Shift, none of the selected public companies (except for Shift) is directly comparable to CarLotz or Shift. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of CarLotz’s Financial Advisor —Discounted Cash Flow Analysis” is amended and supplemented as follows:

The following underlined language supplements the last paragraph of text on page 95 of the Joint Proxy Statement/Prospectus:

William Blair utilized the Forecasts to perform a discounted cash flow analysis of CarLotz’s projected future free cash flows for the fiscal years ending December 31, 2022 through December 31, 2026. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for CarLotz. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of CarLotz by utilizing terminal revenue multiples ranging from 0.40x to 0.60x. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 12.0% to 14.0%, determined using William Blair’s professional judgement. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model.

The following underlined language supplements the first paragraph of text on page 96 of the Joint Proxy Statement/Prospectus:

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, the present value of the potential tax savings expected to result from the utilization of CarLotz federal net operating losses ($12-$17 million) and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding CarLotz net cash as of June 30, 2022 of $104 million and dividing such amount by CarLotz total diluted shares outstanding as of August 5, 2022, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $0.89 to $2.27 per share.

The following underlined language supplements the third paragraph of text on page 96 of the Joint Proxy Statement/Prospectus:

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, the present value of the potential tax savings expected to result from the utilization of Shift federal net operating losses ($44-$53 million) and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by subtracting Shift’s net debt as of June 30, 2022 of $175 million and dividing such amount by Shift’s total diluted shares outstanding as of August 5, 2022, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $1.48 to $4.49 per share.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — Opinion of CarLotz’s Financial Advisor — General” is amended and supplemented as follows:

The following underlined language supplements disclosure on pages 97 to 98 of the Joint Proxy Statement/Prospectus:

This summary is not a complete description of the analysis performed by William Blair but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Exchange Ratio and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Exchange Ratio. Rather, in rendering its oral opinion on August 9, 2022 (subsequently confirmed in its written opinion dated August 9, 2022) to the CarLotz Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Exchange Ratio was fair, from a financial point of view, to the CarLotz Stockholders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to CarLotz or the Proposed Transactions under the Merger Agreement. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses. William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of CarLotz or Shift or other parties involved in the Proposed Transactions for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Within the past two years, William Blair has provided investment banking services to CarLotz from time to time, including capital markets advisory services.  During the two-year period ended September 26, 2022, William Blair has recognized compensation of approximately $2 million for providing such services to CarLotz. William Blair has also provided certain investment banking services to Shift from time to time for which it received customary fees, including in connection with Shift’s acquisition of certain assets of Fair which was announced on March 15, 2022.  During the two-year period ended September 26, 2022, William Blair has recognized compensation of approximately $1.5 million for providing such services to Shift.  William Blair has acted as the investment banker to CarLotz in connection with the Merger and will receive a fee from CarLotz for its services. The CarLotz Board hired William Blair based on its deep understanding of CarLotz’s business and that William Blair had a significant wealth of experience in both the automotive eCommerce sector and in transactions of this type.

The section of the Joint Proxy Statement/Prospectus entitled “The Merger — CarLotz Unaudited Prospective Financial Information” is amended as follows:

The following underlined language supplements the last paragraph of text beginning on page 102 of the Joint Proxy Statement/Prospectus:

The CarLotz standalone forecast represents unaudited prospective financial information concerning revenue, gross profit and Adjusted EBITDA for CarLotz as an independent entity for the fiscal years set forth below.  The CarLotz standalone forecast does not include prospective financial information concerning projected free cash flows or unlevered free cash flows for CarLotz as an independent entity for those fiscal years, which CarLotz management did not prepare.  The CarLotz standalone forecast contains Adjusted EBITDA, a non-GAAP financial measure, which CarLotz management believes is helpful in understanding CarLotz’s past financial performance and future results. CarLotz management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance, including Adjusted EBITDA. Adjusted EBITDA is not meant to be considered in isolation or as a substitute for, or superior to, comparable GAAP measures. While CarLotz believes Adjusted EBITDA provides meaningful information to help investors understand the operating results and to analyze CarLotz’s financial and business trends on a period-to-period basis, there are limitations associated with the use of Adjusted EBITDA. Adjusted EBITDA is not prepared in accordance with GAAP and may not be directly comparable to similarly titled measures of Shift or of CarLotz’s competitors due to potential differences in the exact method of calculation. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination such as the Merger if the disclosure is included in a document such as this joint proxy statement/prospectus. In addition, no reconciliations of non-GAAP financial measures were provided to or relied upon by the CarLotz Board, the Shift Board or their respective members of management or financial advisors in connection with their respective evaluation of the Merger. Accordingly, CarLotz has not provided a reconciliation of Adjusted EBITDA included in the CarLotz standalone forecast to the relevant GAAP financial measures.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Supplement to the Joint Proxy Statement/Prospectus, the documents that Shift and CarLotz refer you to in the registration statement on Form S-4 (Registration No. 333-267601) and oral statements made or to be made by Shift and CarLotz include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the “safe harbor provisions.” Statements contained in this Supplement to the Joint Proxy Statement/Prospectus that are not historical facts are forward-looking statements, including statements regarding the anticipated benefits of the Merger, the anticipated impact of the Merger on the Combined Company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the Merger, the anticipated timing of the Closing and other aspects of Shift’s or CarLotz’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the Combined Company’s financial results, operations and other matters are intended to identify forward-looking statements that are intended to be covered by the safe harbor provisions. Investors are cautioned not to rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause future events to differ materially from the forward-looking statements in this Supplement to the Joint Proxy Statement/Prospectus, including:

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the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require Shift to pay a termination fee to CarLotz or require CarLotz to pay a termination fee to Shift;

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the inability to complete the Merger due to the failure of Shift Stockholders to approve the Share Issuance or of CarLotz Stockholders to adopt the Merger Agreement, or the failure to satisfy any of the other conditions to the completion of the Merger, including regulatory approvals, in a timely manner or otherwise;

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risks relating to fluctuations of the market value of Shift Common Stock and CarLotz Common Stock before the completion of the Merger, including as a result of uncertainty as to the long-term value of the common stock of the Combined Company or as a result of broader stock market movements;

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risks related to fluctuations in the number of shares of Shift Common Stock that CarLotz Stockholders will receive as Merger Consideration pursuant to the terms of the Merger Agreement, and risks that the market value of the Merger Consideration payable to CarLotz Stockholders will fluctuate with the market price of Shift Common Stock;

•	delays in closing, or the failure to close, the Merger for any reason, could negatively impact Shift, CarLotz or the Combined Company;

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the risk that disruptions from the pendency of the Merger will disrupt Shift’s or CarLotz’s business, including current plans and operations, which may adversely impact Shift’s or CarLotz’s respective businesses;

•	difficulties or delays in integrating the businesses of Shift and CarLotz following completion of the Merger or fully realizing the anticipated synergies or other benefits expected from the Merger;

•	certain restrictions during the pendency of the Merger that may impact the ability of Shift or CarLotz to pursue certain business opportunities or strategic transactions;

•	the risk of legal proceedings that have been or may be instituted against Shift, CarLotz, their directors and/or others relating to the Merger;

•	the diversion of the attention of the respective management teams of Shift and CarLotz from their respective ongoing business operations;

•	the risk that the Merger or any announcement relating to the Merger could have an adverse effect on the ability of Shift or CarLotz to retain and hire key personnel;

•	the risk that uncertainty about the Merger may adversely affect relationships with Shift and CarLotz’s customers, partners, suppliers and employees, whether or not the Merger is completed;

•	the potentially significant amount of any costs, fees, expenses, impairments or charges related to the Merger;

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the potential dilution of Shift Stockholders’ and CarLotz Stockholders’ ownership percentage of the Combined Company as compared to their ownership percentage of Shift or CarLotz, as applicable, prior to the Merger;

•	the business, economic, political and other conditions in the jurisdictions in which Shift or CarLotz operate;

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the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Shift’s or CarLotz’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective products and services, sales cycles and customer retention;

•	CarLotz directors and executive officers having interests in the Merger that are different from, or in addition to, the interests of CarLotz Stockholders generally; and

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the possibility that the Combined Company’s results of operations, cash flows and financial position after the Merger may differ materially from the unaudited pro forma condensed combined financial information contained in the Joint Proxy Statement/Prospectus.

The forward-looking statements contained in this Supplement to the Joint Proxy Statement/Prospectus are also subject to additional risks, uncertainties and factors, including those described in the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for Shift and CarLotz, respectively, and other documents filed by either of them from time to time with the SEC. See the section entitled “Where You Can Find More Information” in the Joint Proxy Statement/Prospectus, and the annexes included with the Joint Proxy Statement/Prospectus.

The forward-looking statements included in this Supplement to the Joint Proxy Statement/Prospectus are made only as of the date hereof. Shift and CarLotz do not undertake to update, alter or revise any forward-looking statements made in this Supplement to the Joint Proxy Statement/Prospectus to reflect events or circumstances after the date of this Supplement to the Joint Proxy Statement/Prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law.